FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. News Release dated November 24, 2006 – SILVER WHEATON ACQUIRES SHARES OF REVETT MINERALS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: November 24, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

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FOR IMMEDIATE RELEASE	TSX:SLW
November 24, 2006	NYSE:SLW

Silver Wheaton Acquires Shares of Revett Minerals

Vancouver, British Columbia – Silver Wheaton Corp. (TSX,NYSE:SLW) is pleased to announce that it has acquired, by way of private placement financing, 9,600,000 units of Revett Minerals Inc. (“Revett”) at a price of C$1.13 per unit for total consideration of C$10,848,000.  Each unit is comprised of one common share and one-quarter of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of Revett at a price of C$1.36 for a period of 30 months from the date of issuance, providing that if the closing price of the common share is above C$2.00 for 15 consecutive trading days, Revett may accelerate the expiry of the warrants.  As part of this investment, Silver Wheaton has been granted the right, under certain conditions, to maintain its pro rata interest in Revett in the event that Revett issues additional equity securities.

As a result of this transaction, Silver Wheaton owns 12,382,900 common shares of Revett and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.3% of the outstanding shares of Revett on an undiluted basis, and 19.9% after giving effect to the exercise of the warrants held by Silver Wheaton.

Revett Minerals Inc., through its subsidiaries, owns 67% of both the Rock Creek Project and the Troy Mine located in northwest Montana. Based on the drilling to date, Rock Creek has an estimated inferred resource of 137 million tons grading 1.67 ounces silver per ton and 0.73% copper, containing approximately 229 million ounces of silver and over 2 billion pounds of copper using a cut-off grade of US $10.00 per ton.  The proceeds of the offering are intended for use on further development of the Rock Creek Project and other items.

Silver Wheaton has acquired the Revett shares for investment purposes only and may acquire additional securities or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.

Silver Wheaton is the only public mining company with 100% of its operating revenue from silver production.  The Company expects to have annual silver sales of approximately 16 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com